Filed Pursuant to Rule 424(b)(3)
Registration No.:     333-151131

PROSPECTUS SUPPLEMENT

SUNSHINE FINANCIAL, INC.
(Proposed Holding Company for Sunshine Savings Bank)

This prospectus supplement supplements the prospectus of Sunshine Financial, Inc., dated August 12, 2008. This prospectus supplement should be read together with the prospectus.

We are extending our community offering and increasing the number of shares you may purchase in the offering.  In order to complete the offering of common stock of Sunshine Financial, Inc., we must sell at least 688,500 shares of common stock, which is the minimum of our offering range.  To facilitate the sale of additional shares, as contemplated by our Plan of Reorganization and Stock Issuance, we are extending our community offering and have increased the amount of stock that individuals and groups may purchase as follows:

►	the maximum amount that an eligible account holder, supplemental eligible account holder or other member may purchase is now $344,250 (or 34,425 shares);

►	the maximum amount that purchasers in the community offering may purchase is now $344,250 (or 34,425 shares); and

►	the maximum amount that an individual, together with any associates and other persons acting in concert, may purchase is now $344,250 (or 34,425 shares).

Persons who are interested in purchasing shares should submit an order form, together with full payment for the shares ordered. Orders in the community offering should be submitted as soon as possible. We have not set a new expiration date for the community offering but we reserve the right to close the community offering at any time in our sole discretion.  If the community offering is extended beyond October 31, 2008, subscribers will have the right to modify or rescind their subscription orders.

If you previously have submitted an order in the subscription offering for 15,000 shares of common stock, you may increase your order by submitting an additional order form for up to 19,425 additional shares with full payment for the additional shares ordered.  If you wish to increase your order, we must receive your completed order form, together with full payment for all of the shares subscribed for or with appropriate authorization for withdrawal of full payment from a deposit account with Sunshine Financial, Inc., not later than 12:00 noon, Eastern Time on September 29, 2008.

    The opportunity to purchase shares of common stock in the community offering is subject to our right, in our sole discretion, to accept or reject any such orders in whole or in part either at the time of receipt of an order or as soon as practicable following the expiration date of the offering.  In the community offering, we will give preference to natural persons residing in Leon and Broward counties in Florida.

If we do not receive at least the minimum number of subscriptions (688,500 shares) upon the expiration of the extended community offering, we may conduct a syndicated community offering. The maximum amount that an individual, together with any associates and other persons acting in concert, may purchase in the syndicated community offering will be $344,250 (or 34,425 shares).

Louis O. Davis, Jr., President and Chief Executive Officer of Sunshine Savings Bank, has indicated that he intends to increase his subscription order from 15,000 shares to 34,425 shares as a result of the increased purchase limits authorized by the Board.  In total, our directors and senior officers, together with their associates, are expected to subscribe for 66,973 shares, which equals 9.72% of the shares offered at the minimum of the offering range. Our directors and senior officers are purchasing shares for investment and not resale.

These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Neither the Securities and Exchange Commission, the Office of Thrift Supervision, the Federal Deposit Insurance Corporation, nor any state securities regulator has approved or disapproved these securities or has determined if this prospectus is accurate or complete.  Any representation to the contrary is a criminal offense.

For information on how to subscribe, call the Stock Information Center at (866) 490-4874.
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Keefe, Bruyette & Woods
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The date of this prospectus supplement is September 18, 2008.